THOR RESOURCES, LLC
6120 North Mina Vista
Tucson, Arizona 85718

Telephone: 520-615-1873
FAX: 520-615-1874
Email : john.thornton66@gmail.com

Consent of Author

TO: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

I, John Thornton, SAIMM, **DO HEREBY CONSENT**, to the public filing of the written disclosure of my technical report entitled La Guitarra Mine Technical Report, Temascaltepec, Mexico and dated January 28, 2010 (the **"Technical Report")** prepared by me and Glenn R. Clark, P. Eng. and any extracts from or a summary of the Technical Report in the news release dated December 16, 2009 (the "**Disclosure** Document') of Genco Resources Ltd. (the "**Company")** and to the filing by Genco of the Technical Report with the securities regulatory authorities referred to above.

I also CONFIRM THAT I have read the written disclosure being filed and that it fairly and accurately represents the information from the Technical Report that supports the disclosure in the Disclosure Document.

Dated the 28th of January, 2010

John C. Thornton
Signature of Qualified Person

John C. Thornton
Print name of Qualified Person